Exhibit (n)(4)

Consent of Independent Valuation Advisor

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role as Independent Valuation Advisor under the headings “Net Asset Value – Independent Valuation Advisor” and “ Net Asset Value – Valuation of Investments” in the Registration Statement on Form N-2 of KKR Real Estate Select Trust Inc., to be filed on the date hereof, and in the prospectus to be included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.

May 4, 2021